Exhibit 99.1

Ellomay Capital Ltd. Announces Entry into Facility Agreement in an Aggregate Amount of
Approximately Euro 18.4 Million in connection with its Spanish PV Plants

Tel-Aviv, Israel, March 12, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that four of its Spanish indirect wholly-owned subsidiaries, Rodríguez I Parque Solar, S.L.U., Rodríguez II Parque Solar, S.L.U., Seguisolar, S.L.U. and Ellomay Spain, S.L. (together, the “Subsidiaries”) entered into a facility agreement governing the procurement of project financing in the aggregate amount of approximately euro 18.4 million (the “Project Finance”) with Bankinter, S.A.

The Project Finance amount consists of the following tranches:

A.	in an amount of approximately euro 3.6 million, granted to Rodríguez I Parque Solar, S.L.U.;

B.	in an amount of approximately euro 6 million, granted to Rodríguez II Parque Solar, S.L.U.;

C.	in an amount of approximately euro 3 million, granted to Seguisolar, S.L.U.;

D.	in an amount of approximately euro 5 million, granted to Ellomay Spain, S.L.; and

E.	a revolving credit facility to attend the debt service if needed, for a maximum amount of euro 0.8 million granted to any of the Subsidiaries.

The termination date of the Project Finance is December 31, 2037 and an annual interest at the rate of Euribor 6 months plus a margin of 2% (with a zero interest floor) is repaid semi-annually on June 20 and December 20. The principal is repaid on a semi-annual basis based on a pre-determined sculptured repayment schedule.

The Facility Agreement provides for mandatory prepayment upon the occurrence of certain events and includes various customary representations, warranties and covenants, including covenants to maintain a DSCR on an aggregate basis not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR, on an aggregate basis, is equal to or higher than 1.15:1.0, (ii) the first instalment of the Project Finance has been repaid, (iii) no amount under the revolving credit tranche has been withdrawn and not fully repaid and no drawdowns of the revolving credit tranche are expected within the next six months, and (iv) the Subsidiaries’ net debt to regulatory value (as such terms are defined in the Facility Agreement) ratio is equal to or higher than 0.7:1. The regulatory value of the photovoltaic plants owned by the Subsidiaries is approximately euro 23.5 million, compared to their aggregate nominal purchase price, which was approximately euro 14.85 million and their aggregate book value, which was approximately euro 14.6 million as of September 30, 2018.

The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1.

The Project Finance documentation requires the Subsidiaries to enter into interest swap agreements for an amount equal to at least 70% of the amount of the Facility Agreement. The Subsidiaries entered into the swap agreements on March 12, 2019 with respect to approximately Euro 17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%.

The Project Finance documents require that security interests be provided in connection with the following: (i) the Subsidiaries’ shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxemburg Holdings S.àr.l. (“Ellomay Lux”), (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the occurrence of any of the default events set forth in the Facility Agreement. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com